July 11, 2016

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Rennova Health, Inc. (CIK 0000931059 ) (the “Company”)
Registration Statement on Form S-1
(File No. 333-211515) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Joseph Gunnar & Co., LLC., as representative of the underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on Tuesday, July 12, 2016, at 5:00 p.m., ET, or as soon thereafter as practicable. This request replaces the previously delivered request dated July 7, 2016 requesting effectiveness on July 11, 2016.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through July 11, 2016, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated July 7, 2016 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

JOSEPH GUNNAR & CO., LLC

By: /s/Eric Lord
Name: Eric Lord
Title: Head of Investment Banking/Underwritings